UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ONLINE RESOURCES CORPORATION

(Name of Subject Company)

ONLINE RESOURCES CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68273G101

(CUSIP Number of Class of Securities)

Joseph L. Cowan

President and Chief Executive Officer

Online Resources Corporation

4795 Meadow Wood Lane

Chantilly, Virginia 20151

(703) 653-3100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David M. Calhoun, Esq.

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) by Online Resources Corporation, a Delaware corporation (“Company” or “ORCC”), on February 8, 2013 and as amended by Amendment No. 1 to Schedule 14D-9 filed on February 19, 2013, Amendment No. 2 to Schedule 14D-9 filed on February 20, 2013, Amendment No. 3 to Schedule 14D-9 filed on February 22, 2013, and Amendment No. 4 to Schedule 14D-9 filed on February 26, 2013. This Schedule 14D-9 relates to the offer by Ocelot Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the outstanding shares of common stock, par value $0.0001per share (the “Shares”), of the Company, at $3.85 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2013 and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which, together with any amendments or supplements, collectively constitute the “Offer”) to the Tender Offer Statement on Schedule TO filed by ACI and Purchaser with the SEC on February 8, 2013. The Offer is made pursuant to the Transaction Agreement, dated January 30, 2013, among ACI, Purchaser and ORCC.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The information set forth in Item 2 under the subsection captioned “Tender Offer” is hereby amended and supplemented by inserting the following paragraphs immediately following the last paragraph of such section:

“The Offer expired at 12:00 midnight, New York City time, on Friday, March 8, 2013. Based on information provided by American Stock Transfer & Trust Company, LLC, 28,588,101 Shares were validly tendered and not withdrawn in the Offer (excluding 607,135 Shares that were tendered pursuant to guaranteed delivery procedures), representing approximately 82.8% of the outstanding Shares Purchaser accepted for payment all Shares validly tendered in the Offer in accordance with the terms of the Offer and will promptly pay for such Shares.

Purchaser exercised its Top-Up Option pursuant to the terms of the Transaction Agreement to acquire 24,925,134 newly issued Shares at a purchase price per share equal to the Offer Price.

As a final step of the acquisition process and in accordance with the Transaction Agreement and Delaware’s “short-form” merger statute, ACI completed the acquisition of ORCC by means of a merger of Purchaser with and into ORCC, with ORCC continuing as the surviving corporation and as a wholly owned subsidiary of ACI. At the effective time of the Merger, 8:34 a.m. (New York City time) on March 11, 2013, each Share outstanding (other than Shares owned by ORCC, ACI, Purchaser, or any wholly owned subsidiary of ORCC, ACI or purchaser, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) was converted into the right to receive $3.85, in cash, without interest less any required withholding taxes. Following the Merger, all Shares were delisted and ceased to trade on the NASDAQ.

On March 11, ACI issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented inserting the following exhibit thereto:

Exhibit No.	Description

(a)(18)	Press Release, dated March 11, 2013 (incorporated by reference to Amendment No. 3 to Schedule TO filed by Purchaser and ACI on March 11, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2013

Online Resources Corporation

By:	/s/ Joseph L. Cowan
Joseph L. Cowan
President and Chief Executive Officer

Exhibits

(a)(1)	Offer to Purchase (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(6)	Form of Summary Advertisement as published in the Wall Street Journal on February 8, 2013 (incorporated by reference to Schedule TO filed by Purchaser and ACI on February 8, 2013).

(a)(7)	Letter to Stockholders of the Company, dated February 7, 2013.*

(a)(8)	Joint Press Release issued by the Company and ACI on January 31, 2013 (incorporated by reference to Exhibit 99.4 to the Company’s Form 8-K filed on February 1, 2013).

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated by reference to Annex A hereto).*

(a)(10)	Opinion of SunTrust Robinson Humphrey, Inc. (incorporated by reference to Annex B hereto).*

(a)(11)	Amended Complaint, filed on February 14, 2013 in the Court of Chancery of the State of Delaware, captioned James J. Scerra v. Joseph L. Cowan, et.al. (Case No. 8280-VCN) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(12)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph Cowan, et.al (Case No. 8311) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(13)	Complaint, filed on February 13, 2013 in the Court of Chancery of the State of Delaware, captioned James Saxton v. Online Resources Corporation, et al. (Case No. 8312) (incorporated by reference to Amendment No. 1 to Schedule TO filed by Purchaser and ACI on February 19, 2013).

(a)(14)	Frequently Asked Questions prepared by Online Resources Corporation, dated February 20, 2013.*

(a)(15)	Letter from ACI Worldwide, Inc. to Online Resources Corporation employees.*

(a)(16)	Verified Complaint filed on February 13, 2013 in Court of Chancery of the State of Delaware, captioned Ilya Pichkhadze v. Joseph L. Cowan, et al. (Case No. 8311). *

(a)(17)	Memorandum of Understanding, dated February 25, 2013. *

(a)(18)	Press Release, dated March 11, 2013 (incorporated by reference to Amendment No.3 to Schedule TO filed by Purchaser and ACI on March 11, 2013).

(e)(1)	Transaction Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(2)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Opportunities Fund, LLC (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(3)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Special Value Expansion Fund, LLC (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(4)	Shareholder Agreement, dated January 30, 2013, by and among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Joseph L. Cowan (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(5)	Shareholder Agreement, dated January 30, 2013, by and Among ACI Worldwide, Inc., Ocelot Acquisition Corp. and Tennenbaum Opportunities Partners V, LP (incorporated by reference to Exhibit 99.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(6)	Non-Disclosure and Confidentiality Agreement, effective November 15, 2012, by and between the Company and ACI Worldwide, Inc. (and joined by PwC on January 4, 2013).*

(e)(7)	Exclusivity Agreement, effective November 20, 2012, by and between the Company and ACI, Worldwide, Inc.*

(e)(8)	Employment Agreement, dated June 14, 2010, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K filed on March 15, 2011).

(e)(9)	Employment letter, dated November 9, 2010, by and between the Company and Jeffrey Lynn Kissling (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(10)	Employment letter, dated May 1, 2011, by and between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on May 7, 2012).

(e)(11)	Employment letter, dated November 9, 2010, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(12)	Employment letter, dated April 15, 2011, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q (filed May 7, 2012).

(e)(13)	Consent Agreement, dated January 30, 2013, by and between Joseph L. Cowan and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(14)	Consent Agreement, dated January 30, 2013, by and between Eric M. Labiak and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(15)	Consent Agreement, dated January 30, 2013, by and between Stephen W. Ryan and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(16)	Consent Agreement, dated January 30, 2013, by and between Greg A. Haney and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(17)	Consent Agreement, dated January 30, 2013, by and between Edward D. Horowitz and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(18)	Consent Agreement, dated January 30, 2013, by and between Donald W. Layden, Jr. and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(19)	Consent Agreement, dated January 30, 2013, by and between Barry D. Wessler and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(20)	Consent Agreement, dated January 30, 2013, by and between Ervin R. Shames and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(21)	Consent Agreement, dated January 30, 2013, by and between William H. Washecka and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(22)	Consent Agreement, dated January 30, 2013, by and between John C. Dorman and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(23)	Consent Agreement, dated January 30, 2013, by and between Bruce A. Jaffe and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(24)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Joseph L. Cowan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 1, 2013).

(e)(25)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Jeffrey L, Kissling (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on February 1, 2013).

(e)(26)	Retention Bonus Agreement, dated April 1, 2012, between the Company and Eric M. Labiak (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on February 1, 2013).

(e)(27)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Janie M. West (incorporated by reference to Exhibit 10.6 to the Company’s Form 8-K/A filed on February 5, 2013).

(e)(28)	Retention Bonus Agreement, dated April 1, 2012, by and between the Company and Stephen W. Ryan (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on February 1, 2013.

(e)(29)	Online Resources Corporation Severance Pay Policy*

*	Previously filed